

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 13, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of SIGNA SPORTS UNITED N.V., under the Exchange Act of 1934:

- Ordinary Shares, nominal value €0.12 per share
- Public Warrants, each whole warrant to purchase one Ordinary Shares at an exercise price of $11.50

Sincerely,